2 Ingrid Road
 Setauket, NY 11733-2218
Tel:  631-458-1120

May 18, 2007

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE: VGTel, Inc.
File # 333-134408
Comment Response

Dear Mr.  . Shuman:

We are responding to your comment letter dated April 6, 2007

Comment # 1

Please expand the references to Platin. Ltd., throughout the prospectus, to note that this customer is a related party.

Response #1:

We added the following paragraph throughout the prospectus to note that this customer is a related party.

Platin is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.   Specifically the statement was added as indicated below:

•	Page 17 2nd paragraphs under heading Platin Ltd.
•	page 24 3rd paragraph under the heading GMG Commercial Telemarketing Services:
•	page 28 3rd paragraph Distribution methods for products and services
•	Page 30 second paragraph.
•	Page 19 Throughout the section Results of Operations

Comment # 2

Please revise to remove the unnecessary details from the first two sentences of the first paragraph of the prospectus cover. Your disclosure should tell investors that the shares are being offered by selling shareholders and state the number of outstanding shares and the number of shares underlying outstanding warrants. However, details about the various series of warrants and the terms of the warrants, such as exercise price, are not material to the offering to investors and can be omitted.

Response #2

We omitted the sentences pertaining to the details of the warrants and terms of warrants such as exercise price.

The revised paragraph states:

The prospectus and the registration statement, of which it is a part, are being filed with the Securities and Exchange Commission (the "SEC") to satisfy our obligations to the recipients of certain shares of common stock (the "Selling Shareholders") including shares to be issued to the Selling Shareholders upon exercise of certain warrants of VGTel, Inc. Accordingly, the prospectus and the registration statement cover the resale by certain Selling Shareholders of 4,000,000 shares of our common stock of which 3,200,000 common shares are issuable upon the exercise of certain common stock purchase warrants.  All of such shares are being offered for resale by the selling stockholders. The sales price to the public was set by the selling shareholders at $0.025 per share of Common Stock for an aggregate of $ 20,000. The price of $0.025 per share is a fixed price until the shares are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices. There can be no assurance that our shares will be approved for trading on the OTC Bulletin Board.

Correction on first Paragraph of Page 2

Comment #3

Please refer to prior comment 5 from our letter dated December 11, 2006. The second and third paragraphs on page 4 should not be provided in the summary. See Rule 421 (d). We also note that you have removed all references to Note 3 and the footnotes on page 8 in response to our prior comment. However, it appears that a concise summary concerning this matter is material to an investor's understanding of your business. You should revise to present the material information in a manner consistent with the requirements of Rule 421 (d). Your description of the reverse merger with NYN International LLC in this section should describe the nature and fundamental terms of the transaction. Also please update your revenues, expenses and net loss through the period ending December 31, 2006.

Response #3

Part I

We deleted the following 2 paragraphs from Page 4 of the Prospectus Summary.

This prospectus is part of a resale registration statement. The selling shareholders ("Selling Shareholders") may sell some or all of their shares in transactions from time to time.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely upon it. You should assume that the information appearing in this prospectus, as well as the information we file with the Securities and Exchange Commission ("SEC") in this prospectus is accurate only as of the date of the documents containing the information.

Part II

We revised the section in the Prospectus Summary under the heading "History" as follows:

The Company was incorporated on February 5, 2002 in the State of New York under the name Tribeka Tek, Inc. We were in the business of providing Edgarizing services to public companies filing their disclosure documents on Edgar. On January 18, 2006 pursuant to an Asset Purchase Agreement executed between the Company and NYN International, LLC we purchased from NYN International LLC, all of the assets, software, contracts, and intellectual properties and know-how of the GMG system, a telemarketing campaign product.

The terms of the Agreement were as follows:

•  In exchange of the acquisition of all of the assets, software, contracts, and intellectual properties and know-how of the GMG System, we issued 2,760,000 to the shareholders of NYN International, LLC designees.

•  We appointed Ron Kallus as CEO, President, Chairman and Treasurer, and Israel Hason as VP Marketing & Director,  and Niva Kallus as Secretary.

•  We underwent a name change to VGTel, Inc.

In February 2006, we ceased our edgarizing business in order to focus all of our resources on our newly acquired GMG System which we are currently testing with one client.    During the period ending March 31, 2006, we recognized revenues of $840 and expenses of $1,519 for a net loss of $679 resulting from the discontinued Edgarizing business.

As a result of the acquisition of the GMG assets, the company is now operating in the telemarketing sector of the communications industry.

Correction on Page 3 under sub heading "History".

Part III

We updated our financial summary as stated below as well as our financial statements.

Summary of Financial Data schedule.

Summary of Financial Data

	Year Ended March 31,		Nine Month Ended December 31,
	Audited		Unaudited
Statement of Operations	2005	2006	2005	2006

Revenues	-0-	$7,161	-0-	$13,975
Net Income (loss)	-0-	($56,426)	($37,500)	($56,433)
Net Income (loss) Per Share	-0-	$(.05)	-0-	($0.01)

Balance Sheet

Total Current Assets	-0-	$13,747		$11,884
Total Current Liabilities	-0-	$6,223		$18,443
Shareholder Equity	-0-	$35,074		$16,441

Correction on Page 6

Comment #4

Additionally, we note your disclosure on page 5 that you have sufficient funds on hand "to operate for the next 12 months". Please expand this statement to provide additional contextual information to explain what you mean in using the words "to operate" to allow investors to evaluate this statement. Specifically, if you mean that you can continue your activities at the current level, you should emphasize that the activities that can be supported with the currently available funds are extremely limited and that current funds would only provide sufficient capital for activities consistent with the limited ones in which the company has historically engaged.

Response # 4

We added the sentences below that are printed in blue.

At the current level of revenues and expenses, in conjunction with the committed loan from our President, we anticipate we will have sufficient funding to continue our activities at the current level for the next 12 months.   The activities that can be supported with the currently available funds are extremely limited and can only provide sufficient funds for activities consistent with the limited activities in which the company has historically engaged.

(See section on Management Discussion & Analysis under the sub heading "Our budget for the Next 12 Months".) However, we will need to raise substantial funds in order to launch a broad marketing campaign to attract clients for our product in order to become a viable business. We cannot offer assurances that any additional funds will be raised when we require the funds or that we will be able to raise funds on suitable terms. Failure to obtain such financing when needed could delay or prevent our planned development and our marketing effort which is necessary for our business to become viable.   If additional capital is raised through the sale of additional equity or convertible securities, substantial dilution to our stockholders is likely to occur which may result in a partial or substantial loss to your investment in our common stock.

Correction on Page 5,  last paragraph.

Comment # 5

Please refer to prior comment 6 from our letter dated December 11, 2006. We note the price comparison chart now included in the Summary section. However, we continue to believe that this information should be removed from this section, as it does not appear that this disclosure is a summary of the material operations of your business or the terms of this offering. Your summary should be brief and should not merely repeat text (such as the price comparison chart) found elsewhere in the prospectus. See the Instruction to paragraph (a) of Item 503 of Regulation S-B.

Response # 5

Please note we removed the comparison chart from our summary section.

Comment # 6

Please refer to prior comment 22 from our letter dated December 11, 2006. We were unable to locate a response to this comment in your letter dated March 20, 2007. Please provide us with a response to our prior comment with your next amendment. With regard to the issues raised in our prior comment, we continue to note that it does not appear that your disclosure of the results of operation conforms to the requirements of paragraph (b) of Item 303. This section should discuss the business conditions and events that affected your results for the year ended March 31, 2006 and also discuss the interim period of the current fiscal year, as well as the corresponding period of the prior year. This disclosure should include a discussion of the factors and events impacting your results of operations rather than merely providing information easily discernible from your statement of operations. Please revise.

Response # 6

We made the following changes to the section "Results of Operations" beginning on Page 19:

Overview - JULY 27, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

The first fiscal period covered by our audited financial statements commences in the period from inception of NYN International, LLC. on July 27, 2004 to March 31, 2005 (our fiscal year-end date). During this period we generated no revenue and no expenses and were not conducting any business activities.  No shares of the company stock were issued.

Overview- APRIL 1, 2005 THROUGH MARCH 31, 2006.

The second fiscal year covered by our audited financial statements covers the period from April 1, 2005, to March 31, 2006. During the period we completed the feasibility and development of the GMG System and launched our website. We began generating revenues from our only client, Platin, Israel. Platin Ltd. is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.  During this period, the company sold 400,000 common shares and common stock purchase warrant to investors in a private placement transaction and generated $10,000.

Revenues:

Revenues for the year ending March 31, 2006 was $6,321 compared to $0 for the corresponding period ending March 31, 2005. The income generated was a result of launching of our website in the first quarter of 2006 when we began generating revenues from our only customer Platin, who is currently testing our system and providing feedback to improve our product. Platin Ltd. is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.   In the preceding twelve month period ending March 31, 2005 the company had not generated any revenues.

Expenses:

Total operating expenses for the twelve months period ended March 31, 2006 was $62,068, compared to $0 for the fiscal year ending March 31, 2005. Expenses included Research & Development costs of $37,500 which costs were incurred during the pre- feasibility technological phase and were therefore expensed. General & Administrative expense was $7,883, which included $5,000 in legal fees $1,685 Depreciation and amortization & other administrative expenses, $15,000 for Officer's compensation and rent paid to the officer for his office accommodation, $15,000. Additional Paid in Capital has been credited for the corresponding amount.

During the period ending March 31, 2006 we conducted the developmental phase of the GMG system at an additional cost of $29,000 which cost was capitalized. The asset valued at $29,000 is being amortized over a sixty-month period and is therefore not reflected as an expense.

Research & Development

The Company developed the intellectual properties known as Group Messaging Gateway. As of March 31, 2006 the Company and its shareholders have expended $66,500 in the development of this program. It has been determined that of this amount $29,000 had been incurred after technological feasibility has been reached.   The asset valued at $29,000 is being amortized over a sixty-month period.

All costs incurred during the pre-feasibility phase were expensed. All costs incurred in the actual development after the product has been determined to be technologically feasible, were capitalized. All post operational development will be expensed.

Development costs since inception to the period ending March 31, 2006 is as follows:

Pre-Technological Feasibility	Period Ending 3-31-2006	Expensed	$37,500
Development of Product	Period Ending 3-31-06	Capitalized	$29,000
Post Operational Development	Period Ending 3-31-06	0	0

Net loss

The Company reported a net loss for the twelve month period ending March 31, 2006 of $56,426 or ($0.05) per share, as compared to 0 per share for the period ending March 31, 2005.

Our cumulative net losses since our inception of $56,426 are attributable to the fact that we have derived gross revenue of $6,321 from operations which were insufficient to offset our expenses during the period.

Overview- NINE MONTHS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2006

During the nine months period ended December 31, 2006, we continued to generate minimal revenues from Platin, a related party, which is our only client to date, and made changes to our GMG System, in response to feedback we received from Platin.

Revenues:

Development stage income during the nine months ended December 31, 2006 was $13,975 as compared to 0 for the corresponding period ended March 31,  2005.

The income generated was a result of launching of our website in the first quarter of  2006 when we began generating revenues from our only customer Platin who is currently testing our system. Platin Ltd. is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.   In the preceding nine month period ending March 31, 2005 the company had not generated any revenues as it has not begun business activities.

Expenses:

Total operating expenses for the nine months period ended December 31,   2006 was $ 70,408 as compared with $37,500 for the corresponding period ending December 31, 2005. Expenses in  expenses in the nine month period ending December 31, 2006 increased by $32,908 or by 88% from the fiscal year ending December 31, 2005. The increase in expenses resulted from an increase in administrative expenses, officer's compensation, and post development fees, hosting fees, legal fees & General and Administrative fees as compared to the corresponding period ending  December 31, 2005, when the company was not operational and was merely conducting the feasibility phase of the development.

Summary of Research & Development:

Development costs since inception to the period ending December 31, 2006 is as follows:

Pre-Technological Feasibility	Fiscal Period Ending 3-31-2006	Expensed	$37,500
Development of Product	Fiscal Period Ending 3-31-06	Capitalized	$29,000
Post Operational Development	Nine month Period Ending 12-31-06	Expensed	$10,500

During the testing of our GMG System by Platin's clients, we found more problems than expected and we had to use Kanaga Networks to fix bugs and change system logics which appeared to be unfit for the increasing demands of the customer. Our post development expense during the nine month period ending December 31, 2006 was $10,500. This effort has slowed down our progress but improved our product as positive changes were made to our GMG System from feedback we received from Platin's clients. While working with our system to serve Platin's Israeli clients, it has become clear to Platin that if the system will be available on their client's desk, in the Hebrew language, they anticipate will dramatically increase their use. Therefore, we are developing a Hebrew version of the system which we hope will enable us to increase our revenue.

The company has not yet succeeded in increasing its revenues while expenses have been increasing.    The Company is currently focusing on finding additional clients for its GMG System, in hope of diversifying its clientele.   As of May 17, the Company has not signed on any new clients for its services.  The company is seeking to raise additional funds in order to engage in marketing of its product to a wider audience. With the current available funds the company is unable to initiate a marketing campaign which is necessary in order to become a viable business. There is no assurance that the company will be successful in raising funds.

Liquidity and Capital Resources:

FOR THE YEAR ENDED MARCH 31, 2006 AND 2005

At March 31, 2006 we had $6,926 in cash, compared to $ 0 as at March 31, 2005

Net cash used by operating activities for the nine months period ended March 31, 2006 was $40,574 compared to $Nil for the previous twelve months period ended March 31, 2005 when we had no business activities.

 Net cash provided by investing activities during the fiscal year ending March 31, 2006  was $29,000 compared to 0 net cash provided by investing activities for the previous nine months period ended March 31, 2005.

Net cash provided by financing activities for the twelve months period ended March 31, 2006 was $76,500 of which $10,000 was received in exchange for the sale of 400,000 common shares in a private placement transaction at $.025 per share for an aggregate of $10,000. and $29,000 in intellectual property assets and $37,500 in pre-technological feasibility costs contributed by the principal Mr. Ron Kallus. Net cash provided by financing activities for the period ending March 31, 2005 was $Nil.

During this period, Ron Kallus, the Company Chief Executive Officer and Principal shareholder provided a credit facility to the Company up to a maximum of $20,000 which may be drawn down anytime from March 1, 2006 until May 18, 2007. This unsecured facility is payable May 18, 2007 and bears an interest rate of prime plus one (1) calculated on an annual basis payable annually in arrears with first payment due March 1, 2007 and second payment due May 18, 2007, unless extended by mutual consent of the parties. As of March 31, 2006, Mr. Kallus advanced $4,223 to the Company.

FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006 AND 2005

As of December 31, 2006 we had $ 7,310. in cash, compared to $ 0 as at December 31, 2005

Net cash  provided (used) by operating activities for the nine months period ended December 31, 2006 was $384.00 compared to ($37,500 ) for the previous twelve months period ended December 31, 2005.

Net cash provided (used)  by investing activities during the nine months period ended December 31, 2006 was $0 as compared to ( $14,250)  which was provided by investing activities during the period ending December 31, 2005.

Net cash provided (used)  by financing activities for the nine months period ended December 31, 2006 was $0 .   During the corresponding period ending 12-31-05, the net cash provided by financing activities was $51,750 which included $37,500 in pre-technological feasibility phase and $14,250 of intellectual property assets both of which were contributed by the principals.

Net Cash provided by non-cash financing activities for the nine month period ended December 31, 06 was $10,000 for services rendered. During this period, the Company entered into an Agreement with Brain & Power Technologies, Inc. to conduct feasibility studies on enhancements for the GMG System. The services were provided for a cost of $10,000 and we paid for the services in 400,000 shares of the Company Common stock valued at $10,000. During the corresponding period ending December 31, 2005, the net cash provided by non-cash financing activities was 0.

Corrections begin on Page 19 under sub heading "Results of Operations"

Comment # 7

Your price comparison chart on page 23 provides a comparison of equipment, base contact center and monthly fixed costs for a traditional call center, an existing VOIP telemarketing tool, and your GMG System. However, we note from page 17 that you charge your only customer a $3.00 per line monthly cost plus a per minute usage fee. First, it is not clear why you use $2.50 per line monthly cost fee in the table on page 23. Second, it is unclear how the per minute usage fee fits into the cost structure of the other telemarketing systems noted in your table. Finally, we note your disclosure that your system "is far less sophisticated and less robust than competing systems used in [y]our comparison charge (sic)." The meaning of this disclosure is unclear. Revise your disclosure to describe the differences between your system and those in your comparison chart in sufficient detail to enable investors to understand the value and limitations of making such comparisons. For example, the limitations to your system that might distort a direct comparison between your product and the other products referred to in the chart. We amended the price comparison charge to clarify that following:

Response # 7

We incorrectly included the $2.50 line charge in the comparison chart for the GMG System. This is a charge that we pay our vendor for each line; however, we do not pass this charge on to direct users of our system.  The only charge that we plan to charge direct users of our system is $0.03 per successful US domestic call which includes placing the call and delivering the message. No additional fees will be charged.

Since Platin, our only customer presently, is currently testing our system for their clients and providing us with helpful feedback to improve our system, we have agreed to a special arrangement during the testing and feedback phase in which we charge Platin a monthly per line cost of $3.0 plus a usage fee of $0.012 per min for each successful call delivered.

Please note revised comparison chart and the added footnote.

The chart below illustrates the cost comparisons between (1) Call Centers using traditional telemarketing equipment based on report published by Beagle Research Group, LLC March 2006 (2) Call Centers using first generation VOIP products, based on report published in Business Communications Review November 2006. and (3) Our GMG product. See footnotes below:

	500 lines system	Traditional Call Center[1]	Existing VOIP Telemarketing Tools Cisco Enterprise[2]	GMG 5 System
Equipment	Call Center System, Client License	$1500 per Agent $750,000	$865 per Agent $432,500	None
Base Contact Center	One time cost for CRM licensing for concurrent operation	$600 per Line $300,000	$1,100 per Line $550,000	None
Monthly Fixed Costs	Leased from Service providers	$500 per T1 $10,000	$100 per Mb $1,700	None
Calls	Charge per Min.	$0.05	$0.05	$0.03

[Missing Graphic Reference]
1Zachary A. Barnes, Bowie State University Maryland In Europe May 2005 in article entitled Is Implementation Of Voice Over Internet Protocol (Voip) More Economical For Businesses With Large Call Centers. Verizon Cost of each line is $26.00. Toll free number is $5.00. According to www.vonage.com for small businesses the following is a break down of monthly recurring costs. First line is $49.99. Each additional line is $44.99. Toll free number is $5.00.

2 Small Footprint, Big Results, The advantages of on-demand call centers — things your on-premise call center supplier never told you, and probably won’t, Published by Beagle Research Group, LLC March 2006, Table 6 Page 11 “200 user premises based call center cost breakdown”

3 IP Contact Centers Go Beyond The Basics: Published in Business Communications Review November 2006. Article authored by Michael B. Hommer, Robert Smithers. Table 2 Page 6 "Pricing of key components".

4 Zachary A. Barnes Bowie State University Maryland In Europe May 2005 in article entitled Is Implementation Of Voice Over Internet Protocol (Voip) More Economical For Businesses With Large Call Centers? Barnes states VoIP service can save a significant amount of money by reducing infrastructure and monthly maintenance expenses as well as providing telephone service at significantly lower rates. From the data analyzed a company could save 76.2% on their outbound calling expenses by using VoIP technology.

5 The only charge that we plan to charge direct users of our system is $0.03 per successful US domestic call which includes placing the call and delivering the message. No additional fees will be charged. Since Platin, our only customer presently, is currently testing our system for their clients and providing us with helpful feedback to improve our system, we have agreed to a special arrangement during the testing and feedback phase in which we charge Platin a monthly per line cost of $3.0 plus a usage fee of $0.012 per min for each successful call delivered.

Comparison of System capabilities:

Our System is far less sophisticated and less robust than competing systems used in our comparison charge.  Our System is designed for smaller businesses, political candidates and other users with limited budgets.

The GMG system includes the basic required features but lacks many features that are available on the competing systems in our comparison chart. We plan to gradually upgrade and enhance our capabilities when and if we are successful in raising additional funds.

The features available on the competing systems on the Comparison chart above, which are not yet available with the GMG System are:

1.	Interactive message delivery based on client response. Interactive message delivery based on client response.
2.	SMS polling operation
3.	Client search over multiple destinations.
4.	Separate customized message per client.
5.	Calling destinations by distance from a specific location.

Furthermore, our system is new, which makes it less robust and reliable than the competitor systems in the comparison chart.

Correction on Page 23

Comment # 8

Your table discloses that 2,710,000 shares of common stock are beneficially owned by directors and officers as a group. However, it appears that this total should include all the holdings of Ron Kallus, Niva Kallus, Yoav Kallus, Nathan Kallus, and Israel Hason, or 2,760,000 shares. Please advise or revise your disclosure as required by Item 403(b) of Regulation S-B.

Response # 8

We revised the table as follows:

 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of March 20, 2007 (1) by   all directors and executive officers of the Company, individually and collectively as a group. (2 all stockholders known to the Company to be beneficial owners of more than five percent (5%) of the outstanding Common Stock.

TITLE OR CLASS OF SECURITIES	NAME OF BENEFICIAL OWNER	AMOUNT OF BENEFICIAL OWNERSHIP BEFORE STOCK OFFERING (2)	AMOUNT OF BENEFICIAL OWNERSIP AFTER STOCK OFFERING	PERCENT OF CLASS BEFORE OFFERING	PERCENT OF CLASS AFTER STOCK OFFERING
Common	Ron Kallus	750,000 (1) (2)	750,000	15.625%%	15.625%
Common	Niva Kallus	420,000 (1) (2)	420,000	8.75%	8.75%
Common	Yoav Kallus	420,000 (1) (2)	420,000	8.75%	8.75%
Common	Nathan Kallus	420,000 (1) (2)	420,000	8.75%	8.75%
Common	Israel Hason	750,000 (1) (2)	750,000	15.625%	15.625%
Common	Hyman & Ethel Schwartz	542,510 (2)	542,510	11.30%	11.30%
Common	National Theological Center	251,878 (2)	251,878	5.2%	5.2%
Common	Yeshiva Tov Vechesed	251,878 (2)	251,878	5.2%	5.2%
Common	Brain & Power Ltd.	400,000 (2)	400,000	8.33%	8.33%
Directors & Officers as a Group		2,760,000	2,760,000	57.5%	57.5%

(1)(2)	Niva Kallus is the daughter of Ron Kallus.
(1)(2)	Yoav Kallus is the sons of Ron Kallus.

(1)(2)	Nathan Kallus is the son of Ron Kallus

Israel Hason is the Chief Marketing Officer. He is also a managing partner and principal of Platin Ltd. Israel. Platin Ltd. is a telemarketing company that is currently the only customer of VGTel Inc. Mr. Hason has agreed to recuse himself from any corporate decision relating to Platin Ltd business relationship with VGTel, Inc.

Correction on Page 33

Comment # 9

We note your response to our prior comment 25 from our letter dated December 11, 2006 where you indicate that Mr. Blumenfrucht is qualified by the PCAOB which qualifies him to practice nationally. Please note that while registration with the PCAOB allows firms to serve as the auditor for an issuer, it does not negate the auditor's responsibilities to comply with state licensing requirements. Please confirm that your auditor is in compliance with all state licensing requirements.

Response # 9

The company was organized in the State of New York. Mr. Kallus relocated his home and office on April 1, 2007 from Houston, Texas to 2 Ingrid Road  Setauket, N.Y. 11733-2218. Tel 631-458-1120. Mr. Kallus' son is attending college in Ithaca NY. There was no business conducted out of the State of Texas. Our only client Platin is located in the Sate of Israel. Mr. Blumenfrucht has been the auditor to the predecessor company, Tribeka Tek, Inc. prior to the acquisition of the Company. The address was changed on the SB-2.

Comment # 10

We note that your financial statements have been labeled "restated". Tell us how you considered the requirements of paragraph 26 of SFAF 154 to include disclose the effect of the correction on each financial statement line item and any per share amounts affected for each period presented. Also, tell us why the auditor's opinion does not refer to the restatement. We refer you to AU 561.06.

Response #10

The Company revised its filings to clearly disclose that we have restated our previously issued financial statements as of and for the year ended March 31, 2006 and interim period ending December 31, 2006. The financial statements have been restated in order to correct an accounting error as required by paragraph 26 of SFAS 154. The Company's auditor has revised his audit report which now refers to the restatement.

Specifically, the Company has disclosed the effects on each financial statement line item, in Note 1 and Note 12 as follows:

NOTE 1- RESTATEMENT OF FINANCIAL STATEMENT

The financial statements have been restated to reflect the fact that certain costs incurred, which were previously capitalized as an intangible asset, have been changed. This change was due to the fact that some costs associated with this asset were in actuality pre technological feasibility costs, which are required to be expensed. Certain other costs incurred by the officers before technological feasibility had incurred and were not included in the financial statements have been expensed and additional paid in capital has been credited for the same amount. Lastly, a loss from discontinued operations has been segregated on the statement of operations This results in a reduction in the asset -Intellectual property from $65,000 to $29,000 and a reduction in the corresponding amortization on the Balance Sheet. The Statement of Operations net loss was affected by a reduced amortization deduction and an increase in general and organizational expenses of $37,500  for pre technological expenses incurred. The Statement of Stockholders Equity was affected by a net increase of $37,500 in contributed additional paid in capital. A table showing the line items effected is included in note 12.

Note 12- Restated Financial Statements

The financial statements have been restated to reflect the fact that certain costs incurred, which were previously capitalized have been expensed. Other costs incurred by the officers before technological feasibility had incurred and were not included in the financial statements have been expensed and additional paid in capital has been credited for the same amount. Lastly, a loss from discontinued operations has been segregated on the statement of operations

The following tables itemizes the change on the various financial statements.

                                       BALANCE SHEET

                         March 31, 2006             March 31, 2006
	PREVIOUSLY REPORTED	AS RESTATED

Total Assets	$75,497	$41,297
Total Liabilities	6,223	6,223
Capital Stock	440	440
Additional Paid in Capital	89,560	91,060
Retained Deficit	(20,726)	(56,426)

STATEMENT OF OPERATIONS
					Accumulated from	Accumulated from
					Inception	Inception
	For The Year Ended	For The Year Ended	For The Year Ended	For The Year Ended	July 27, 2004-	July 27, 2004-
	March 31, 2006	March 31, 2006	March 31, 2005	March 31, 2005	March 31, 2006	March 31, 2006

	PREVIOUSLY REPORTED	AS RESTATED	PREVIOUSLY REPORTED	AS RESTATED	PREVIOUSLY REPORTED	AS RESTATED

Revenues	$7,161	$6,321	-	$0	$7,161	$6,321
-
G and E Expenses	9,402	45,383	-	0	9,402	45,383
Officers Compensation	15,000	15,000	-	0	15,000	15,000
Depreciation & Amortization	3,485	1,685	-	0	3,485	1,685
-
totals expenses	27,887	62,068	-	0	27,887	62,068
-
Net Loss from continuing Operations	(20,726)	(55,747)	-	0	(20,726)	(55,747)
-
Loss from Continuing Operations	$0	($679)	-	$0	$0	($679)
Net Loss	($20,726)	($56,426)	-	$0	($20,726)	($56,426)
-
Net Loss	$0.02	$0.05	-	$0.00

Comment #11

Pursuant to the requirements of Item 3l0(a) of Regulation S-B, small business issuers should include audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of such audited balance sheet (or such shorter period as the registrant has been in business). Accordingly, revise to include audited Statements of Cash Flow, Statements of Operations and Statements of Changes in Stockholders' Equity for the period from inception July 27, 2004 to March 31, 2005.

Response # 11

We have restated our financial statement by including the first fiscal period covered by our audited financial statements commences in the period from inception of NYN International, LLC. on July 27, 2004 to March 31, 2005 (our fiscal year-end date). During this period we generated no revenue and no expenses and were not conducting any business activities. No shares of the company stock were issued.

Comment # 12

We note your response to our prior comment 28 and your revised disclosures in Note 2 where you indicate that VGTel recognizes revenue as the related services are provided to customers and when the customer is obligated to pay for the services. Please note that a customer's obligation to pay does not necessarily mean that collectability is reasonably assured as contemplated by SAB 104. Please revise your disclosures accordingly.

Response #12

Note 3 has been revised as follows:

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and SAB No. 104, “Revenue Recognition”. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibles is reasonably assured.

For our only current client, Platin, Ltd. we do not generate an invoice or recognize revenue for services until the requested services have been provided to Platin and accepted by Platin Thus all of the criteria of SAB 104 have been met. In the future, when the company will be providing the services directly to consumers, the customer will log on to the company's computer after which they will first pay the full amount of the requested telemarketing campaign by credit card and receive the services immediately following payment. Thus all of the criteria of SAB 104 will be met.

Comment #13

We note from your disclosures on page 19 that during the nine months ended December 31, 2005 your officers personally expended $37,750 during the pre- development stage, which has not been reflected in your financial statements. Please explain why such amounts are not reflected in your financial statements and tell us how you considered including such expenses as capital contributions pursuant to the guidance in Topic 5 of SAB 107.

Response #13

According to Topic 5 of SAB 107 the correct application of accounting principles had not been applied for the fiscal period ending March 31, 2006 in which the principal of the Company contributed $37,500 for research and development costs prior to technological feasibility which costs were not reflected as an expense in the statement of operation sheet. In accordance with Statement 123R the amounts contributed by the principal should be reflected as an expense in the company's financial statements with a corresponding credit to contributed (paid-in) capital. The financial statements including the Statement of Operations have been restated to reflect the $37,500 expense for research and development paid by the principal during the pre- feasibility period.

Comment # 14

We note your response to our prior comment 29 where you indicate that $29,000 was capitalized once VGTel determined that technological feasibility has been reached, Tell us how you considered paragraph 4 of SFAS 86 in determining when technological feasibility was reached for your product.

Response #14.

In Accordance to paragraph 4 of SFAS 86, technological feasibility has been established when we completed all planning, designing, coding, and testing activities that were necessary to establish that the GMG System can be produced to meet its design specifications including functions, features, and technical performance requirements.

Technological feasibility was evidenced by:

1) The product design and a working model of the software product has been completed.

(2) The completeness of the working model and its consistency with the product design have been confirmed by testing with good results.

Our revised Note states the following:

The Company has incurred significant costs in the development of its program. The costs, which were incurred by the Company, were segregated between pre technological feasibility costs and post technological feasibility costs. It is estimated that the useful life of this asset should approximate five years. Under FASB No. 86, once technological feasibility has been established, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. When the product is available for general use amortization begins and all further maintenance costs are expensed.

We determined that technological feasibility has been established for our GMG System when we completed all planning, designing, coding, and testing activities that were necessary to establish that the GMG System can be produced to meet its design specifications including functions, features, and technical performance requirements.

Technological feasibility was evidenced by:

1) The product design and a working model of the software product has been completed.

(2) The completeness of the working model and its consistency with the product design have been confirmed by testing with good results.

Comment # 15

We further note that once the product was complete, any additional costs incurred for improvement and maintenance were expensed. Tell us the amount of such costs for each period presented and tell us where such costs are reflected in the statement of operations.

Response #15

The aggregate additional costs incurred for improvement and maintenance amounted to $10,500 were incurred in the nine month period ending December 31, 2006 and are reflected in the Statement of Operations for the nine month period ending 12-31-2006.

Comment $ 16

Your response to comment 30 indicates that from inception through December 31, 2006 the Company paid $22,750 to Kanaga for software development services. Tell us why this amount changed from the $33,750 as previously disclosed in your Form SB-2/A, Also, you indicate that of this amount $7,000 was capitalized once technological feasibility was established. Tell us where you recorded the remaining $15,750 paid to Kanaga in your Statements of Operations.

Response #16

The sum of $33,750 was incorrectly transposed in the SB-2 (hitting the wrong key during typing) from the correct sum of $22,750 which was appropriately reflected in the financial statements.

The sum of $5,250 was incurred during the pre-technological feasibility phase and is part of the $37,500 expense that is reflected in our restated Statement of Operations for the period ending 3-31-2006.

An additional $10,500 was incurred and is reflected in our Statement of Operations for the the nine month period ending 12-31-2006.

Comment # 17

Revise your interim Statements of Cash Flow and Statements of Operations to include financial information for the comparable period of the preceding fiscal year or unaudited information for the nine months ended December 31, 2005. See Item 310(b) of Regulation S-B.

Response # 17

The interim Statements of Cash Flow and Statements of Operations have been revised to include financial information for the comparable period of the preceding fiscal year or unaudited information for the nine months ended December 31, 2005.

Comment # 18.

We note from your disclosures on page 34 that Mr. Hason, the Company's Chief Marketing Officer and Director is also the managing partner and principal shareholder of Platin, LTD, the Company's only customer. Revise to include a discussion of the related party transactions (revenues and receivables) resulting from this relationship in the footnotes to the audited financial statements pursuant to SFAS 57.

Response #18

We included Note 12 as follows:

NOTE 12- Related Party Transactions:

One of the Company's directors, Mr. Hason who is also its marketing officer, is the principal shareholder of the Company's sole client Platin. In the current fiscal year the Company generated all of its revenues from this client.  In addition accounts receivable owing to the Company is due from this client.

Comment #19

Please refer to prior comment 32 from our letter dated December 11, 2006. It appears that you revised undertakings no longer include 512(a)(1)-(iii) of Regulation SB. Please revise.

Response #19

We revised our undertakings which now include 512(a)(1)-(iii) of Regulation SB.

The undersigned registrant hereby undertakes:

a) Rule 415 Offering.

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to he purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (Sec. 230.424);

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(d) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(e) Equity Offerings of Non-reporting Registrant. The small business issuer will provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(f) Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(g) Reliance on Rule 430A. The small business issuer hereby undertakes that it will:
(1) for determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective; and

(2) for determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Please note our change of address when responding.

Respectfully yours,

/s/ Ron Kallus
Chief Executive Officer